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                                   April 25, 2001


VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

Re:       Masimo Corporation
          Withdrawal of Registration Statement on Form S-1
          Registration No. 333-45580
          ----------------------------------------------------------------------

Dear Ladies and Gentlemen:


         Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request that the Registration Statement of Masimo Corporation on Form S-1, as amended, File Number 333-45580, together with all exhibits (the "Registration Statement") be withdrawn. The Registration Statement was initially filed on September 12, 2000 and Amendment No. 1 to the Registration Statement was filed on November 14, 2000. This filing has not yet become effective.

         This withdrawal request is being made because current market conditions do not support a public offering of the registrant's common stock at this time. The registrant hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

         Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at (949) 851-7801 as soon as it is available. If you have any questions regarding this application, do not hesitate to contact Masimo Corporation's legal counsel, Jacqueline E. Cowden of Arter & Hadden LLP at (949) 252-3186. Thank you for your assistance.

                                      Very truly yours,

                                      /s/ Joe E. Kiani
                                      -------------------------------------
                                      Joe E. Kiani
                                      President and Chief Executive Officer

cc:  Jacqueline E. Cowden, Esq.